                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1998

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________



                         Commission file number 0-8591
                                                ------

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Scott Technologies, Inc. 401(k) Savings Plan for Salaried Employees.

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Scott Technologies, Inc., 5875 Landerbrook Drive, Suite 250, Mayfield Heights, Ohio 44124.

                   SCOTT TECHNOLOGIES, INC.
                   401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES


                   FINANCIAL STATEMENTS
                   AS OF DECEMBER 31, 1998 AND 1997
                   TOGETHER WITH REPORT OF
                   INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Trustees of the
Scott Technologies, Inc.
401(k) Savings Plan for Salaried Employees:

We have audited the accompanying statements of net assets available for plan benefits of the Scott Technologies, Inc. 401(k) Savings Plan for Salaried Employees (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998, as listed in the accompanying index. These financial statements and schedules referred to below are the responsibility of the Plan's trustees. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's trustees, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes (Exhibit 1) as of December 31, 1998 and schedule of reportable transactions (Exhibit 2) for the year ended December 31, 1998, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.


                                                    /s/ Arthur Andersen LLP


Cleveland, Ohio,
   June 18, 1999.

                            SCOTT TECHNOLOGIES, INC.
                            ------------------------

                   401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
                   ------------------------------------------


                           DECEMBER 31, 1998 AND 1997
                           --------------------------

                                      INDEX
                                      -----



        Statements of Net Assets Available for Plan Benefits as of
          December 31, 1998 and 1997

        Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1998

        Notes to Financial Statements

        Exhibit 1 - Item 27a--Schedule of Assets Held for Investment Purposes as of December 31, 1998

        Exhibit 2 - Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1998

                            SCOTT TECHNOLOGIES, INC.
                            ------------------------

                   401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
                   ------------------------------------------


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ----------------------------------------------------

                        AS OF DECEMBER 31, 1998 AND 1997


                                                                    Participant Directed
                               ------------------------------------------------------------------------------------------------
                                  Chase         Bond                         DSI        Oppenheimer
                                Principal       Fund           FPA       Disciplined       Quest         PBHG        PIC Small
                               Preservation      of         Crescent        Value       Opportunity     Growth        Company
                                   Fund        America        Fund        Portfolio     Value Fund       Fund        Portfolio
                               -----------   -----------   -----------   -----------    -----------   -----------   -----------

            1998
            ----

ASSETS:
   Cash and cash equivalents   $         -   $ 4,252,400   $ 6,487,106   $ 6,754,725    $ 7,405,101   $ 3,097,752   $ 1,673,246

   Investments at market
     value                       3,437,805             -             -             -         95,729             -             -
   Employee contribution
     receivable                          -             -             -             -              -             -             -
   Employer contribution
     receivable                          -             -             -             -              -             -             -
   Notes receivable from
     participants                        -             -             -             -              -             -             -
   Accrued interest income               -             -             -             -              -             -             -
                               -----------   -----------   -----------   -----------    -----------   -----------   -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS               $ 3,437,805   $ 4,252,400   $ 6,487,106   $ 6,754,725    $ 7,500,830   $ 3,097,752   $ 1,673,246
                               ===========   ===========   ===========   ===========    ===========   ===========   ===========

            1997
            ----

ASSETS:
   Investments at market
     value                     $ 1,507,434   $ 2,745,635   $ 7,125,854   $ 6,264,038    $ 7,566,434   $ 3,408,207   $ 1,620,228
   Employee contribution
     receivable                          -             -             -             -              -             -             -
   Employer contribution
     receivable                          -             -             -             -              -             -             -
   Notes receivable from
     participants                        -             -             -             -              -             -             -
   Transfer in receivable                -             -             -             -              -             -             -
   Accrued interest income               -        18,017             -             -              -             -             -
                               -----------   -----------   -----------   -----------    -----------   -----------   -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS               $ 1,507,434   $ 2,763,652   $ 7,125,854   $ 6,264,038    $ 7,566,434   $ 3,408,207   $ 1,620,228
                               ===========   ===========   ===========   ===========    ===========   ===========   ===========



                                                               Participant Directed
                               ----------------------------------------------------------------------------------
                                                Scott          Scott
                                   IVY        Technologies  Technologies  Conservative  Moderate      Aggressive
                              International     Class A        Class B      Lifestyle   Lifestyle      Lifestyle
                                   Fund           Fund           Fund         Fund        Fund           Fund
                               -----------   ------------   -----------   -----------   -----------   -----------

            1998
            ----

ASSETS:
   Cash and cash equivalents   $ 3,452,225   $        476   $         -   $         -   $    (2,460)  $         -

   Investments at market
     value                               -     14,098,840             -     7,846,717     4,883,071     1,453,574
   Employee contribution
     receivable                          -              -             -             -             -             -
   Employer contribution
     receivable                          -              -             -             -             -             -
   Notes receivable from
     participants                        -              -             -             -             -             -
   Accrued interest income               -            112             -             -             -             -
                               -----------   ------------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS               $ 3,452,225   $ 14,099,428   $         -   $ 7,846,717   $ 4,880,611   $ 1,453,574
                               ===========   ============   ===========   ===========   ===========   ===========

            1997
            ----

ASSETS:
   Investments at market
     value                     $ 3,589,335   $  6,683,205   $ 7,197,962   $ 8,889,572   $ 5,107,470   $ 1,143,149
   Employee contribution
     receivable                          -              -             -             -             -             -
   Employer contribution
     receivable                          -              -             -             -             -             -
   Notes receivable from
     participants                        -              -             -             -             -             -
   Transfer in receivable                -              -             -             -             -             -
   Accrued interest income          52,168              -             -             -             -             -
                               -----------   ------------   -----------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS               $ 3,641,503   $  6,683,205   $ 7,197,962   $ 8,889,572   $ 5,107,470   $ 1,143,149
                               ===========   ============   ===========   ===========   ===========   ===========


                                   Non-      Participant
                               Participant       Loan
                                Directed         Fund         Total
                               -----------   -----------   -----------

            1998
            ----

ASSETS:
   Cash and cash equivalents   $       310   $         -   $33,120,881

   Investments at market
     value                               -             -    31,815,736
   Employee contribution
     receivable                     59,717             -        59,717
   Employer contribution                                             `
     receivable                     13,158             -        13,158
   Notes receivable from
     participants                        -       909,681       909,681
   Accrued interest income           2,895             -         3,007
                               -----------   -----------   -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS               $    76,080   $   909,681   $65,922,180
                               ===========   ===========   ===========

            1997
            ----

ASSETS:
   Investments at market
     value                     $    68,539   $         -   $62,917,062
   Employee contribution
     receivable                    111,595             -       111,595
   Employer contribution
     receivable                     25,048             -        25,048
   Notes receivable from
     participants                        -       415,798       415,798
   Transfer in receivable        2,504,576             -     2,504,576
   Accrued interest income             465             -        70,650
                               -----------   -----------   -----------

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS               $ 2,710,223   $   415,798   $66,044,729
                               ===========   ===========   ===========

The accompanying notes to financial statements are an integral part of these statements.

                            SCOTT TECHNOLOGIES, INC.
                            ------------------------

                   401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
                   ------------------------------------------


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------



                                                                 Participant Directed
                              -------------------------------------------------------------------------------------------
                                  Chase         Bond                            DSI         Oppenheimer
                                Principal       Fund            FPA         Disciplined        Quest            PBHG
                              Preservation       of           Crescent         Value        Opportunity        Growth
                                  Fund         America          Fund         Portfolio       Value Fund         Fund
                              ------------   ------------   ------------    ------------    ------------    ------------

ADDITIONS:
   Contributions-
     Employee                 $    100,113   $    140,943   $    420,461    $    399,511    $    478,420    $    273,666
     Employer                       23,145         34,771         99,285          93,250         113,853          61,894
   Net investment income           154,071        186,786        (19,293)        539,418         487,016        (170,845)
   Rollover and other                    -              -              -           1,042             668           2,464
                              ------------   ------------   ------------    ------------    ------------    ------------

         Total additions           277,329        362,500        500,453       1,033,221       1,079,957         167,179
                              ------------   ------------   ------------    ------------    ------------    ------------

DEDUCTIONS:
   Benefits paid to
     participants                        -              -              -               -               -               -
   Rollovers and other                   -              -              -               -               -               -
                              ------------   ------------   ------------    ------------    ------------    ------------

       Total deductions                  -              -              -               -               -               -
                              ------------   ------------   ------------    ------------    ------------    ------------

INTERFUND TRANSFERS,
   including participant
   loan transactions             1,653,042      1,126,248     (1,139,201)       (542,534)     (1,145,561)       (477,634)

RECAPITALIZATION OF STOCK                -              -              -               -               -               -
                              ------------   ------------   ------------    ------------    ------------    ------------

   Net additions
     (deductions)                1,930,371      1,488,748       (638,748)        490,687         (65,604)       (310,455)

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS, beginning
   of year                       1,507,434      2,763,652      7,125,854       6,264,038       7,566,434       3,408,207
                              ============   ============   ============    ============    ============    ============
NET ASSETS
   AVAILABLE FOR PLAN
   BENEFITS, end of year      $  3,437,805   $  4,252,400   $  6,487,106    $  6,754,725    $  7,500,830    $  3,097,752
                              ============   ============   ============    ============    ============    ============

                                                                 Participant Directed
                              ---------------------------------------------------------------------------------------------
                                                                 Scott            Scott
                               PIC Small          IVY        Technologies     Technologies    Conservative     Moderate
                                Company      International      Class A          Class B       Lifestyle       Lifestyle
                               Portfolio          Fund            Fund            Fund           Fund             Fund
                              ------------    ------------    ------------    ------------    ------------    ------------

ADDITIONS:
   Contributions-
     Employee                 $    163,678    $    285,458    $     12,124    $     11,062    $     42,445    $    350,658
     Employer                       44,014          65,733           3,239           2,683          11,523          87,166
   Net investment income            18,166         248,803       1,534,366       2,029,437         639,994         215,686
   Rollover and other                2,271           1,512               -               -               -             471
                              ------------    ------------    ------------    ------------    ------------    ------------

         Total additions           228,129         601,506       1,549,729       2,043,182         693,962         653,981
                              ------------    ------------    ------------    ------------    ------------    ------------

DEDUCTIONS:
   Benefits paid to
     participants                        -               -               -               -               -               -
   Rollovers and other                   -               -               -               -               -               -
                              ------------    ------------    ------------    ------------    ------------    ------------

       Total deductions                  -               -               -               -               -               -
                              ------------    ------------    ------------    ------------    ------------    ------------

INTERFUND TRANSFERS,
   including participant
   loan transactions              (175,111)       (790,784)     (1,584,206)     (1,790,444)     (1,736,817)       (880,840)

RECAPITALIZATION OF STOCK                -               -       7,450,700      (7,450,700)              -               -
                              ------------    ------------    ------------    ------------    ------------    ------------

   Net additions
     (deductions)                   53,018        (189,278)      7,416,223      (7,197,962)     (1,042,855)       (226,859)

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS, beginning
   of year                       1,620,228       3,641,503       6,683,205       7,197,962       8,889,572       5,107,470
                              ============    ============    ============    ============    ============    ============
NET ASSETS
   AVAILABLE FOR PLAN
   BENEFITS, end of year      $  1,673,246    $  3,452,225    $ 14,099,428       $       -    $  7,846,717    $  4,880,611
                              ============    ============    ============    ============    ============    ============




                                                 Participant Directed
                              -----------------------------------------------------------
                              Aggressive          Non-        Participant
                              Lifestyle       Participant         Loan
                                 Fund           Directed          Fund          Total
                              ------------    ------------    ------------   ------------

ADDITIONS:
   Contributions-
     Employee                 $    150,898    $  1,537,386        $      -   $  4,366,823
     Employer                       40,799         347,034               -      1,028,389
   Net investment income            59,582           4,925          57,365      5,985,477
   Rollover and other              103,106         477,299               -        588,833
                              ------------    ------------    ------------   ------------

         Total additions           354,385       2,366,644          57,365     11,969,522
                              ------------    ------------    ------------   ------------

DEDUCTIONS:
   Benefits paid to
     participants                        -       8,080,384               -      8,080,384
   Rollovers and other                   -       4,011,687               -      4,011,687
                              ------------    ------------    ------------   ------------

       Total deductions                  -      12,092,071               -     12,092,071
                              ------------    ------------    ------------   ------------

INTERFUND TRANSFERS,
   including participant
   loan transactions               (43,960)      7,091,284         436,518              -

RECAPITALIZATION OF STOCK                -               -               -              -
                              ------------    ------------    ------------   ------------

   Net additions
     (deductions)                  310,425      (2,634,143)        493,883       (122,549)

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS, beginning
   of year                       1,143,149       2,710,223         415,798     66,044,729
                              ============    ============    ============   ============
NET ASSETS
   AVAILABLE FOR PLAN
   BENEFITS, end of year      $  1,453,574    $     76,080    $    909,681   $ 65,922,180
                              ============    ============    ============   ============



The accompanying notes to financial statements are an integral part of this statement.

                            SCOTT TECHNOLOGIES, INC.
                            ------------------------

                   401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
                   ------------------------------------------


                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

                           DECEMBER 31, 1998 AND 1997
                           --------------------------



1. SUMMARY OF THE PLAN:
   --------------------

The Scott Technologies, Inc. 401(k) Savings Plan for Salaried Employees (the "Plan") was established on January 1, 1985, to provide retirement benefits to employees (and their beneficiaries) hired after December 31, 1984 of certain participating divisions and subsidiaries of Scott Technologies, Inc. (the "Company"). The Plan was amended and restated in 1997 to allow for an increase in employee contribution percentage, employer matching contributions and new investment options. The Plan is a defined contribution pension plan.

The Plan provides that the Company shall have the right to amend or terminate the Plan at any time. Upon termination of the Plan, the assets then remaining in the Plan shall be allocated and distributed to participants in accordance with the terms and provisions of Section 4044 of ERISA, as amended. The Plan provides that any excess assets will be returned to the Company once all the liabilities have been satisfied.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   -------------------------------------------

Basis of Accounting
-------------------

The accompanying statements of net assets available for plan benefits and statements of changes in net assets available for plan benefits are prepared on the accrual basis of accounting.

Net appreciation (depreciation) in fair value and net realized gains (losses) on sale of investments for 1998 were calculated based on the fair value of the investments at the beginning of the year or purchase price, if acquired in the current year. These amounts were included in net investment income in the accompanying statement of changes in net assets available for plan benefits.

Accounting Estimates
--------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reportable Transactions
-----------------------

The Department of Labor defines reportable transactions as those transactions or series of transactions which exceed 5% of beginning net assets. All transactions which exceed the threshold are included in Exhibit 2.

Administration Expenses
-----------------------

All costs and expenses of administering the plan are paid by the Plan and are included as a reduction of investment income.

Contributions
-------------

The Plan provides that participants may elect to defer up to 15% of their annual compensation paid to them by the Company as a contribution. Such elected contributions are limited in any calendar year to a maximum as shall be prescribed by the Secretary of the Treasury. The Company matches 100% of the first 1% of each participant's elective contribution and then 50% of the next 4% of participant contribution. In addition, the Plan provides for transfer contributions to the Plan which constitute a rollover from another qualified plan on behalf of an eligible employee.

Participant Directed Investments
--------------------------------

Participants direct their contributions in 5% increments between the funds and Company stock fund. However, a participant's investment in the Company stock fund may not exceed, in aggregate, 25% of the participant's total contribution percentage.

Participants may also choose one of three Lifestyle options in which allocations are automatically selected for the participants. The conservative Lifestyle option automatically becomes the investment choice for any plan participant who does not submit an enrollment form which includes a valid investment direction. The Plan offers a telephone voice response system which allows participants to change allocations and contribution percentages on a daily basis.

A portion of the Plan's assets, including Scott Technologies, Inc. stock and the Lifestyle funds, are invested in master trusts which hold the respective investments. The Plan's assets are commingled with the assets of other Company 401(k) plans.

Net Investment Income
---------------------

Net investment income includes dividend and interest income earned during the year, unrealized gains and loses, as well as net gains and losses realized on dispositions of investments.

Vesting Requirements
--------------------

Participant contributions and transfer contributions are fully vested when deposited into the Plan. Employer matching contributions vest to participants according to the following:

                           Years of       Vesting
                           Service      Percentage
                           -------      ----------

                          Less than 1       0%
                          1                20%
                          2                40%
                          3                60%
                          4                80%
                          5               100%

Employer discretionary contributions are fully vested at five years of service. For vesting purposes, the Plan provides that an employee shall be credited with one year of service for each plan year during which they have met the criteria of continuous service, as defined in the Plan document.

Distributions and Forfeitures
-----------------------------

Upon termination from the Plan, a participant, or in the case of death, a participant's beneficiary will be entitled to receive the vested portion of the participant's account as a single lump-sum payment. For participants who are terminated, the nonvested account balance is forfeited, and the forfeitures are used to offset plan expenses and the employer matching contribution. If a participant retires, becomes disabled or dies while still employed, the entire balance in his or her account will be fully vested.

The Plan also allows for hardship withdrawals. Under certain hardship circumstances, as defined in the Plan document, a participant may withdraw up to 100% of the participant's before tax contributions.

Retirement
----------

The Plan provides that the accrued benefit of a participant is nonforfeitable if such participant is employed by the Company on or after the normal retirement date. Each participant who ceases to be employed by the Company for any reason, other than death, on or after the normal retirement date shall be entitled to receive a normal retirement benefit. The normal retirement benefit is equal to the participant's accrued benefit as of the date of the distribution.

Participant Loans
-----------------

The Plan allows participants to take loans from their account balance. A participant can borrow up to the lesser of 50% of their vested account balance or $50,000. The minimum loan requested amount is $1,000. Participants can have one outstanding loan at a time and loans can be requested for any reason. The interest rate is prime rate plus one percentage point.

3. DISTRIBUTIONS TO PARTICIPANTS:
   ------------------------------

Distributions due to participants who have reached retirement age, withdrawn, or otherwise separated from the Plan amounted to $352,019 and $0 at December 31, 1998 and 1997, respectively.

4. FEDERAL INCOME TAXES:
   ---------------------

In the opinion of the Plan's Administrator, the Plan, as amended and restated, qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present federal income tax laws. Accordingly, income taxes have not been provided for in the accompanying financial statements. A favorable determination as to the Plan's tax-exempt status has not yet been received for the amended and restated Plan.

5. PLAN ASSET TRANSFER:
   --------------------

Effective December 31, 1997, certain assets of the Figgie International, Inc. Stock Ownership Trust and Plan (ESOP A) were transferred into the Plan. Benefits related to these participants continued to be paid from the ESOP A until December 31, 1997, at which time the assets were transferred from their related trust into the Plan's trust. At December 31, 1997, a receivable existed for $2,504,576 for some investments held by the ESOP that transferred into the Plan during 1998.

6. SUBSEQUENT EVENT:
   -----------------

Subsequent to December 31, 1998, all plan assets were transferred from the Wilmington Trust Co. to The Chicago Trust Co. Accordingly, at December 31, 1998, many of the fund accounts held cash, as the investments were disposed of on December 30, 1998, to facilitate the transfer of assets to the new trustee.

                                                                       Exhibit 1



                            SCOTT TECHNOLOGIES, INC.
                            ------------------------

                   401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
                   ------------------------------------------


            ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
            ---------------------------------------------------------

                             AS OF DECEMBER 31, 1998
                             -----------------------


                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------------------

                                PLAN NUMBER: 002
                                ----------------


                                                                     Fair
       Identity of Issue and Description               Cost          Value
-------------------------------------------------  ------------- --------------

Chase Principal Preservation Fund                  $  3,437,805   $  3,437,805
Oppenheimer Quest Opportunity Value Fund                 95,302         95,729
Scott Technologies, Inc. Class A Fund                11,730,437     14,098,840
Conservative Lifestyle Fund                           7,741,881      7,846,717
Moderate Lifestyle Fund                               4,986,501      4,883,071
Aggressive Lifestyle Fund                             1,497,903      1,453,574
Participant Loan Fund                                   909,681        909,681
                                                   ------------- --------------

                                                    $30,399,510    $32,725,417
                                                   ============= ==============



              The accompanying notes to financial statements are an
                         integral part of this exhibit.

                                                                       Exhibit 2

                            SCOTT TECHNOLOGIES, INC.
                            ------------------------

                   401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
                   ------------------------------------------


                  ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                  ---------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      ------------------------------------


                   EMPLOYER IDENTIFICATION NUMBER: 52-1297376
                   ------------------------------------------

                                PLAN NUMBER: 002
                                ----------------



                                               Number
                                                 of           Purchase       Selling        Cost of       Net Gain/
       Identity of Party Involved           Transactions       Price          Price          Asset         (Loss)
-----------------------------------------   ------------   -------------- ------------- -------------- --------------

IVY International Fund                            93        $  1,266,237    $    -        $ 1,266,237   $     -
                                                  95               -         5,047,247      5,192,944      (145,697)

Employee Benefit Short-term Money
   Market Fund                                    97          23,819,408         -         23,819,408         -
                                                  66               -         4,925,218      4,925,218         -

Chase Principle Preservation Fund                118           5,536,285         -          5,536,285         -
                                                  79               -         3,781,506      3,781,506         -

Bond Fund of America                             100           3,212,170         -          3,212,170         -
                                                  57               -         5,853,270      5,951,065       (97,795)

FPA Crescent Fund                                 97           1,993,132         -          1,993,132         -
                                                 117               -         8,945,365      9,157,817      (212,452)

DSI Disciplined Value Portfolio                  124           2,755,999         -          2,755,999         -
                                                 124               -         8,907,322      9,973,583    (1,066,261)

Oppenheimer Quest Opportunity Value Fund         100           2,787,780         -          2,787,780         -
                                                  94               -        10,288,934     10,236,769        52,165

PBHG Growth Fund                                 127           1,755,737         -          1,755,737         -
                                                  95               -         5,020,539      5,170,103      (149,564)

PIC Small Company Portfolio                      104           1,081,419         -          1,081,419         -
                                                  84               -         2,734,547      2,778,389       (43,842)




The accompanying notes to financial statements are an integral part of this exhibit.

                                   SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                SCOTT TECHNOLOGIES, INC. 401(k)
                                SAVINGS PLAN FOR SALARIED EMPLOYEES

                                By:     Wilmington Trust Company, Trustee

                                /s/ Linda M. Bailey
Date: June 30, 1999             ---------------------------------------------
     --------------             Linda Bailey, Senior Financial Services Officer

                                 EXHIBIT INDEX
                                 -------------


23.1 Consent of Arthur Andersen LLP